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Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

January 23, 2020

Re:	Kingsoft Cloud Holdings Limited (CIK: 0001795589)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on December 20, 2019

Confidential

Mr. Bernard Nolan

Mr. Larry Spirgel

Ms. Inessa Kessman

Mr. Robert Littlepage

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Nolan, Mr. Spirgel, Ms. Kessman and Mr. Littlepage:

On behalf of Kingsoft Cloud Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 15, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 20, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and four copies of the submitted exhibits.

*    *    *    *

Draft Registration Statement on Form F-1

Cover Page

1.

It appears that you will qualify as a controlled company under the NYSE or Nasdaq corporate governance rules following this offering. Please disclose such fact, and provide a cross-reference to a risk factor discussing the implications of controlled company status and indicating whether you intend to take advantage of any exemptions from the corporate governance rules that are available to a controlled company. In this regard, we note that Kingsoft Group and Xiaomi currently beneficially own 57.8% and 17.0% of your outstanding capital stock, respectively, and appear to be under common control.

The Company respectfully advises the Staff that it does not expect that more than 50% of the voting power for the election of the Company’s directors is held by an individual, group or another company upon completion of the offering, and therefore the Company will not qualify as a controlled company under the NYSE or Nasdaq corporate governance rules following this offering.

The Company further advises the Staff that based on the facts that Kingsoft Group is not controlled by Mr. Jun Lei, who is deemed to be interested in 25.7% of total issued shares (also 25.7% of total voting power) in Kingsoft Group. Despite the fact that Mr. Jun Lei currently serves as the chairman of the board and a non-executive director of Kingsoft Group, he does not possess the power to direct or cause the direction of the management and policies of Kingsoft Group. While Xiaomi is controlled by Mr. Jun Lei, the Company respectfully advises the Staff that Kingsoft Group and Xiaomi are not under common control.

Our Business, page 1

2.

You state that, according to Frost & Sullivan, you are the largest independent cloud service provider in China; are among the top three internet cloud service providers in China in terms of revenue from IaaS and PaaS public cloud services in 2018; and are among the top ten cloud service providers globally in terms of revenue from IaaS public cloud services in 2018. Please balance this disclosure by specifying your domestic and global rankings according to the respective measures; clarifying that the size of China’s internet cloud market is, and is expected to continue to be, substantially smaller than the size of China’s cloud market for traditional enterprises and public service organizations; and quantifying your market share in China in terms of revenue from IaaS and PaaS public cloud services in 2018. With regard to the market for IaaS and PaaS public cloud services in China, we note that Frost & Sullivan found that your share of such market was 5.4% and that the aggregate market share of the top five players was 76.7%. Please provide us with a copy of the Frost & Sullivan report for our review, and clearly mark the specific language in the report that supports each statement in the prospectus. Finally, we note that your first reference to the report should indicate that it was commissioned by you.

(i)	Please balance this disclosure by specifying your domestic and global rankings according to the respective measures;

The Company respectfully advises the Staff that

(1)

The concept of independent cloud service provider is only applicable and meaningful under the unique business and competition environment in China. According to Frost & Sullivan, in China, large-scale conglomerates which certain cloud service providers belong to are involved in a wide range of businesses and have made numerous strategic investment in internet, technology, finance and consumer retail sectors, resulting in potential competition with customers of such cloud service providers. Independent cloud service providers are able to address customers’ concerns of conflicts of interest and competition, making them advantageous in capturing the high growth of the cloud service market in China.

By contrast, according to Frost & Sullivan, in overseas market, there are also cloud service providers belonging to large-scale conglomerates. However, unlike in China, the parent companies of such large-scale conglomerates usually have clear business boundaries to focus on one particular sector, such as enterprise services and e-commerce, and generally make strategic investment closely related to their core business, rarely competing with customers served by their affiliated cloud service providers. Therefore, conflicts of interest and competition is not a major concern when selecting vendors for cloud services in overseas market and the global ranking of independent cloud service providers is not as applicable or meaningful as that in China’s market.

(2)

The global ranking of internet cloud service provider in terms of revenue from IaaS and PaaS public cloud services is not meaningful to investors as compared to the ranking in China. According to Frost & Sullivan, in China where the development of cloud service industry, in particular PaaS sector, is at early stage, PaaS public cloud services are primarily provided by leading IaaS cloud service providers, which is aligned with their business strategy to enrich product and solution matrix. Therefore, it is meaningful and more accurate to measure the competitiveness of a cloud service provider in China based on the combined revenue from both IaaS and PaaS public cloud services.

By contrast, according to Frost & Sullivan, in more developed markets, such as United States, PaaS public cloud services are primarily provided by SaaS vendors. As IaaS and PaaS public cloud services are generally provided by separate vendors focusing on different sectors, combined revenue from both IaaS and PaaS public cloud services is not a meaningful measure to evaluate the competitiveness of a single cloud service provider. Therefore, the global ranking based on the combined revenue from both IaaS and PaaS public cloud services is not as meaningful as that in China’s market.

(3)

Moreover, the Company primarily conducts business and views China’s cloud service market as its major competition market. Notwithstanding the strategy to selectively pursue international expansion, the Company focuses its operation and development in China. Therefore, the Company believes that disclosure of its market position in China is more meaningful to investors.

Based on the above, in response to the Staff’s comment, the Company has revised the disclosures on pages 1, 89, 119, 122 and 123 of the Revised Draft Registration Statement to specify the Company’s domestic ranking among internet cloud service providers in terms of revenue from IaaS and PaaS public cloud services in 2018 and remove the Company’s global ranking among cloud service providers in terms of revenue from IaaS public cloud services in 2018.

(ii)

Clarifying that the size of China’s internet cloud market is, and is expected to continue to be, substantially smaller than the size of China’s cloud market for traditional enterprises and public service organizations;

In response to the Staff’s comment, the Company has revised the disclosures on pages 1 and 119 of the Revised Draft Registration Statement.

(iii)	Quantifying your market share in China in terms of revenue from IaaS and PaaS public cloud services in 2018.

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 119 and 123 of the Revised Draft Registration Statement.

(iv)	Please provide us with a copy of the Frost & Sullivan report for our review, and clearly mark the specific language in the report that supports each statement in the prospectus.

In response to the Staff’s comment, the Company has enclosed, as Annex A to this letter, relevant portions of the third-party market data sources cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Revised Draft Registration Statement.

(v)	Finally, we note that your first reference to the report should indicate that it was commissioned by you.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

3.

You disclose revenues and the percentage increase in revenues for each period presented without providing comparable information regarding your net loss, which has been increasing over the periods presented. Please revise. In this regard, you also should highlight that you have been operating at a gross loss.

In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 89 and 120 of the Revised Draft Registration Statement.

Corporate History and Structure, page 3

4.

Please enhance the diagram illustrating your corporate structure by also providing a breakdown of the post-offering ownership of your company. Additionally, tell us the business reasons for having duplicate contractual arrangements between the company and your VIEs and your WFOE and your VIEs.

(i)	Please enhance the diagram illustrating your corporate structure by also providing a breakdown of the post-offering ownership of your company.

In response to the Staff’s comment, the Company has revised the disclosures on pages 5 and 79 of the Revised Draft Registration Statement to disclose the breakdown of the post-offering ownership. The Company respectfully advises the Staff that the Company will fill in the shareholding percentage numbers once the offering structure has been determined.

(ii)	Additionally, tell us the business reasons for having duplicate contractual arrangements between the company and your VIEs and your WFOE and your VIEs.

The Company respectfully advises the Staff that before December 2019, the contractual arrangements were entered into between the WFOEs, the VIEs and the shareholders of the VIEs, and the WFOEs were the primary beneficiary of their respective VIEs before December 2019. In December 2019, we made certain supplements to the foregoing contractual arrangements in order to shift the primary beneficiary of the VIEs from the WFOEs to the Company. The shareholders and the board of directors of the Company resolved that the rights under the shareholder voting right trust agreements and the exclusive purchase option agreements will be exercised through the WFOEs as caused and directed by the board of directors or any officer authorized by the board of directors of the Company, and in addition, the Company entered into a financial support undertaking letter with the VIEs pursuant to which the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred.

Apart from the above supplements, all the remaining contractual arrangements remain between the WFOEs, the VIEs and the shareholders of the VIEs. The Company applied the related party tiebreaker and determined that the Company to be most closely associated with the VIEs within the group of related parties, and hence, has replaced the WFOEs as the primary beneficiary of the VIEs since December 2019.

Based on the above, the Company respectfully advises the Staff that there were no duplicate contractual arrangements between the Company and its VIEs, and its WFOEs and its VIEs, and the Company further respectfully advises the Staff that the diagrams on pages 5 and 79 of the Revised Draft Registration Statement illustrate the corporate structure as of the date of the prospectus, which has reflected the shift of the primary beneficiary of the VIEs from the WFOEs to the Company in December 2019.

Risk Factors

We receive a substantial portion of our revenues from a limited number . . ., page 18

5.

You disclose that the aggregate revenues generated from your three largest customers accounted for approximately 56%, 50%, and 59% of your total revenues in 2017, 2018, and the nine months ended September 30, 2019, respectively. Please clarify the extent to which you are dependent on each of these customers rather than providing an aggregate percentage. Also, with regard to the second risk factor on page 41, please disclose, if true, that the risk posed by your dependence on Kingsoft Group and Xiaomi for a portion of your revenues is heightened by the fact that those companies are under common control.

(i)	Please clarify the extent to which you are dependent on each of these customers rather than providing an aggregate percentage.

In response to the Staff’s comment, the Company has revised the disclosures on page 20 of the Revised Draft Registration Statement.

(ii)	Please disclose, if true, that the risk posed by your dependence on Kingsoft Group and Xiaomi for a portion of your revenues is heightened by the fact that those companies are under common control.

The Company respectfully advises the Staff that as responded to Comment 1, Kingsoft Group and Xiaomi are not under common control, therefore, the Company believes it is not necessary to heighten the risk factor with respect to the dependence on Kingsoft Group and Xiaomi from revenue perspective.

We are in the process of expanding our international operations . . ., page 31

6.

We note your disclosure that you will focus your international expansion efforts on countries that are within the scope of the Chinese government’s Belt and Road initiative. Please briefly explain the nature and scope of this initiative and the risks and limitations related to the plan to align your international expansion strategy with such initiative.

In response to the Staff’s comment, the Company has revised the disclosures on page 34 of the Revised Draft Registration Statement.

Risks Relating to Our Relationships with Kingsoft Group and Xiaomi, page 41

7.

Provide a risk factor addressing the risk posed by the substantial influence that certain existing investors, including Kingsoft Group, Xiaomi and Mr. Jun Lei, will have over your business and affairs following the offering. In this regard, you should highlight that Kingsoft Group and Xiaomi are your affiliates; explain that they are deemed to be your affiliates by virtue of not only significant ownership of your ordinary shares but also overlapping key management personnel; and disclose the combined beneficial ownership of the executive officers, directors, and persons holding more than five percent of your ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosures on page 45 of the Revised Draft Registration Statement.

Non-GAAP Financial Measure, page 83

8.

Please reconcile Adjusted EBITDA from net income (loss), its most comparable GAAP measure. We refer to questions 102.10 and 103.02 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

In response to the Staff’s comment, the Company has revised the disclosures on pages 16, 88 and 106 of the Revised Draft Registration Statement.

9.

We note your presentation of Adjusted EBITDA margin. Please include a presentation of the most comparable GAAP measure, net income margin, with equal or greater prominence. We refer to question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

In response to the Staff’s comment, the Company has revised the disclosures on pages 16, 88 and 106 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 86

10.

You refer to the increasing penetration of cloud services into traditional industries and public service organizations in China as a key market opportunity that you are well positioned to capture. To the extent material, please discuss any known trends and uncertainties related to your pursuit of such opportunity that are reasonably likely to have an effect on your financial condition or results of operations, including profitability. In this regard, we note that the significant increase in revenues generated from enterprise cloud services for the period ended September 30, 2019 was accompanied by a significant increase in the other costs component of your cost of revenues. Refer to Item 5.D of Form 20-F and Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosures on page 91 of the Revised Draft Registration Statement.

Results of Operations

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018, page 97

11.

You attribute the increase in revenues generated from public cloud services and enterprise cloud services to an increase in average revenues per Premium Customer as well as an increase in the number of Premium Customers. Please quantify the extent to which each factor contributed to an increase in both types of revenues. Refer to Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosures on pages 101 and 103 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 102

12.	Please disclose the jurisdiction(s) as to where your cash and cash equivalents are located.

In response to the Staff’s comment, the Company has revised the disclosures on page 107 of the Revised Draft Registration Statement.

Related Party Transactions, page 162

13.

You disclose on page 184 that certain holders of your ordinary shares or their transferees will be entitled to request that you register their shares under the Securities Act of 1933 following the expiration of lock-up agreements. As it appears that certain related parties possess these registration rights, please provide a cross-reference to such disclosure in this section of the prospectus and identify the individuals or entities that qualify as related parties. Refer to Item 7.B of Form 20-F. Also, enhance the discussion of the registration rights by describing their terms and conditions. In this regard, we note related disclosure on pages F-39 and F-73. Finally, disclose the aggregate number of ordinary shares held by the shareholders that possess these rights.

The Company respectfully advises the Staff that on December 27, 2019, the Company entered into a registration rights agreement with certain shareholders of the Company, which will replace and supersede the prior registration rights agreement in its entirety. Pursuant to the currently effective registration rights agreement, the Company has granted certain registration rights to such shareholders. In response to the Staff’s comment, the Company has revised the disclosures on pages 166, 178, 179 and 189 of the Revised Draft Registration Statement.

Other Related Party Transactions, page 163

14.	Please disclose the basis on which Cheetah Group is a related party. In this regard, we note disclosure on pages F-46 and F-76 that Kingsoft Group exercises significant influence over such entity.

In response to the Staff’s comment, the Company has revised the disclosures on page 167 of the Revised Draft Registration Statement.

15.

Please identify the senior executives to whom you have extended interest-bearing loans. Also, please tell us whether the loans will be repaid in full prior to the date on which you publicly file the registration statement. Refer to Section 13(k)(1) of the Securities Exchange Act of 1934.

(i)	Please identify the senior executives to whom you have extended interest-bearing loans.

In response to the Staff’s comment, the Company has revised the disclosures on page 167 of the Revised Draft Registration Statement.

(ii)	Also, please tell us whether the loans will be repaid in full prior to the date on which you publicly file the registration statement.

The Company respectfully advises the Staff that the loans will be repaid in full prior to the date on which the Company publicly files the registration statement.

Underwriting

Directed Share Program, page 193

16.	Disclose whether any shares that are sold under the directed share program will be subject to a lock-up agreement.

The Company respectfully advises the Staff that this issue is still being discussed. The Company will add relevant disclosure once the arrangement is confirmed.

Financial Statements

1. Organization and Basis of Presentation, page F-10

17.

On page F-16, you state, “The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.” However, on page F-13, you also state, “Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs.” These two statements appear to contradict each other. Please clarify.

In response to the Staff’s comment, the Company has revised the disclosures on page F-16 of the Revised Draft Registration Statement to disclose that the Company did not provide or intend to provide additional financial or other supports not previously contractually required to the VIEs during the years presented.

18.

We note on page 78 that under the shareholder voting right trust agreement, Ms. Weiqin Qiu and Kingsoft Digital agreed to entrust a person designated by Beijing Kingsoft Cloud, your subsidiary, to exercise all the shareholder rights. However, the organization chart on page 4 indicates contractual arrangements between the parent Kingsoft Cloud Holdings Limited (Cayman) and the VIEs. Please clarify the entities subject to the contractual arrangements and explain to us how you determined under ASC 810 that the related party tiebreaker should be applied.

The Company respectfully advises the Staff that Beijing Kingsoft Cloud and Yunxiang Zhisheng (collectively, the “WFOE”), Zhuhai Kingsoft Cloud and Kingsoft Cloud Information (collectively, the “VIEs”) and Mr. Yuling Wang, Ms. Weiqin Qiu and Kingsoft Digital (collectively, the “Nominee Shareholders”) entered into and were subject to shareholder voting right trust agreement, loan agreements, exclusive purchase option agreements, exclusive consultation and technical services agreements, and equity pledge agreements (collectively, the “Contractual Arrangements”) through December 2019. As part of the Contractual Arrangements, the Nominee Shareholders agreed to entrust a person designated by the WFOE to exercise all the shareholder rights under the shareholder voting right trust agreements, and the WFOE was deemed the primary beneficiary of the VIEs. Based on the above, the WFOE was the sole primary beneficiary of the VIEs through December 2019. Therefore, the Company respectfully advises the Staff that it determined that the related party tiebreaker under ASC 810 does not need to be applied prior to December 2019.

In December 2019, to shift the primary beneficiary of the VIEs from the WFOE to the Company, the Shareholders and the Company’s board of directors resolved that the rights under the shareholder voting right trust agreements and the exclusive purchase option agreements were assigned to the board of directors of the Company or any officer authorized by the board of director. In addition, the Company entered into a financial support undertaking letter with the VIEs pursuant to which the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. All the remaining Contractual Arrangements, including the loan agreements, exclusive consultation and technical services agreements and equity pledge agreements remain between the VIEs and the WFOE.

The Company respectfully advises the Staff that in December 2019, the Company applied the related party tiebreaker under ASC 810. The power and the rights pursuant to the shareholder voting right trust agreements have been effectively reassigned to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company is also obligated to absorb the expected losses of the VIEs through the financial support as described above. Based on the above, the Company determined that it is most closely associated with the VIEs within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIEs since December 2019. As the VIEs were subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the Contractual Agreements were supplemented, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

The Company further respectfully advises the Staff that the diagrams on pages 5 and 79 of the Revised Draft Registration Statement illustrate the corporate structure as of the date of the prospectus, which has reflected the shift of the primary beneficiary of the VIEs from the WFOE to the Company in December 2019.

19.

We note on page F-13 that the shareholder voting right trust agreements are valid as long as the Nominee Shareholders remain the shareholders of the VIEs. Please describe to us the risks that the Nominee Shareholders will not remain the shareholders of the VIEs and tell us where you disclose these risks.

In response to the Staff’s comment, the Company has revised the disclosures on pages 49 and F-14 of the Revised Draft Registration Statement to disclose that if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew, the existing Contractual Arrangements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

The Company further respectfully advises the Staff that if any of the Nominee Shareholders will not remain shareholders of the VIEs, the Company has the right to replace the Nominee Shareholder(s) at any time upon written notice without consent from the other parties pursuant to the shareholding voting right trust agreements.

2. Summary of Significant Accounting Policies

Revenue recognition, page F-22

20.	For your public cloud services, please clarify your policy disclosure as to your measure of progress and whether consideration is fixed.

In response to the Staff’s comment, the Company has revised the disclosures on pages 96 and F-22 of the Revised Draft Registration Statement.

21.

For enterprise cloud services, please clarify if revenue for upgrades is recognized at a point in time or over time. We note your disclosure on F-22 indicates upgrade revenue is recognized at a point in time; however, your disclosure on page 92 indicates that it is recognized both at a point in time and over time.

The Company respectfully advises the Staff that upgrades is recognized at a point in time. In response to the Staff’s comment, the Company has revised the disclosures on page 96 of the Revised Draft Registration Statement.

10. Long-term Bank Loan, page F-32

22.

Please clarify here and on page F-68 whether your loan is with Kingsoft Group, your parent company, or only guaranteed by Kingsoft Group. We note disclosure on pages 162 and F-76 discusses interest expense on a loan due to Kingsoft Group.

The Company respectfully advises the Staff that the loan disclosed on pages F-32 and F-68 of the Revised Draft Registration Statement is with a third-party bank in Beijing. In response to the Staff’s comment, the Company has revised the disclosures on pages F-32, F-46, F-68 and F-76 of the Revised Draft Registration Statement.

The Company further respectfully advises the Staff that as disclosed on pages F-47 and F-77 of the Revised Draft Registration Statement, the Company entered into a separate interest-bearing loan agreement with Kingsoft Group, and as of September 30, 2019, the entire outstanding balance was fully repaid.

Exhibits

23.	Please file your share incentive plans as exhibits to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the share incentive plans as exhibits 10.1 and 10.2 to the Revised Draft Registration Statement.

General

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

25.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of graphics and artwork it intends to use in the prospectus, if any.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10 8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yulin Wang, Chief Executive Officer

Kingsoft Cloud Holdings Limited

Mr. David T. Zhang, Esq., Partner

Mr. Steve Lin, Esq., Partner

Kirkland & Ellis International LLP

Mr. Raymond Wong, Partner

Ms. Grace Lim, Partner

Ernst & Young Hua Ming LLP